UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number:  000-31225

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pinnacle Financial Partners, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INC

150 3rd Avenue South, Suite 900, Nashville, Tennessee	37201
(Address of principal executive offices)	(Zip Code)

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
the Pinnacle Financial Partners, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2011, and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Rayburn, Bates & Fitzgerald, PC

Brentwood, Tennessee
June 20, 2012

PINNACLE FINANCIAL PARTNERS, Inc 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value (note 4)	$45,487,485	$39,214,356
Notes receivable from participants	768,898	786,519
Total assets	$46,256,383	$40,000,875

Net Assets
Net assets available for benefits	$46,256,383	$40,000,875

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010

Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 4)	$3,208,166	$1,042,330
Interest and dividends	374,678	425,221
	$3,582,844	1,467,551
Contributions:
Participants’	3,293,823	3,423,705
Employer	1,887,432	1,926,564
Participant rollovers	5,933	269,031
	5,187,188	5,619,300

Interest on notes receivable from participants	25,309	23,052
Total additions	8,795,341	7,109,903

Deductions from net assets attributed to:
Benefits paid to participants	2,466,736	1,322,005
Other deductions	73,097	51,707
Total deductions	2,539,833	1,373,712
Net increase	6,255,508	5,736,191

Net assets available for benefits:
Beginning of year	40,000,875	34,264,684
End of year	$46,256,383	$40,000,875

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description:

The following description of the Pinnacle Financial Partners, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all employees of Pinnacle National Bank (the Sponsor) and its subsidiaries who are employed during such plan year and are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:  Each year, participants may contribute up to 50% of pretax annual eligible compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan.  Effective January 1, 2010, participants may also make contributions on an after-tax basis (Roth 401k), subject to the same IRC limits when combined with their pretax contributions.  Eligible compensation is defined as all income excluding fringe benefit income and income from stock appreciation rights, nonqualified stock options, incentive stock options, restricted stock awards and bonuses except for incentive bonuses, unless the associate elects otherwise.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds and Pinnacle Financial Partners, Inc. common stock.

The Sponsor contributes 100% of the first 4% of eligible compensation that a participant contributes to the Plan.  Additionally, the Sponsor may elect to make a discretionary contribution to the Plan.  Participants who are not employed on the last working day of a Plan year are generally not eligible for the Sponsor’s discretionary contribution to the Plan.  As of December 31, 2011 and 2010, no discretionary contribution was made to the Plan by the Sponsor.  The employer's contributions are invested according to the investment options chosen by the participant.

Participant Accounts:  Each participant's account is credited with the participant's contribution and allocations of the Sponsor's contribution and Plan earnings.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Vesting in participants' and the Sponsor's contributions plus earnings thereon is immediate.

Notes Receivable from Participants:  A participant may receive a loan based on the loan program set forth by the Plan.  Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum.  Loans are collateralized by participant accounts.  Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained.   At December 2011, and 2010, notes receivable from participants totaled $768,898 and $786,519, respectively.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description: (Continued)

Notes Receivable from Participants, (Continued):  Current loans bear interest at rates between 3.25% and 7.75%. Notes receivable are stated at their unpaid principal balance plus accrued unpaid interest.

Cash Equivalents: The Plan considers cash and demand and time deposits with original maturities of three months or less as cash equivalents.

Operating Expenses: Operating and administrative expenses incurred by the Plan are absorbed by the Sponsor.

Payment of Benefits:  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Other: Plan assets are held in trust by Capital Bank & Trust (the “Trustee”).

(2)	Summary of Significant Accounting Policies:

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  For investments, if available, quoted market prices are used to value investments.  The amounts for securities that have no quoted market price represent estimated fair value.  Many factors are considered in arriving at fair value.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan.  As described in Accounting Standards Codification (ASC) 946-210, formerly Financial Accounting Standards Board Staff Position, (FSP) “AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies: (Continued)

Notes receivable from participants: Notes receivable from participants are carried at their unpaid principal plus accrued and unpaid interest balance.

Payment of Benefits:  Benefits are recorded when paid.

(3)	Administration of Plan Assets:

The Plan's assets are held by the Trustee of the Plan.  Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants.  Certain administrative functions are performed by officers or employees of the Sponsor.  No such officer or employee receives compensation from the Plan.

(4)	Investments:

Investments are comprised of the following as of December 31, 2011 and 2010:

	2011	2010
Cash equivalents	$6,059,422	$4,904,236
Mutual funds	15,407,695	14,097,064
Pinnacle Financial Partners, Inc. common stock	24,020,368	20,213,056
	$45,487,485	$39,214,356

The following presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2011 and 2010:

	2011	2010
Pinnacle Financial Partners, Inc. common stock	$24,020,368	$20,213,056
American Funds Money Market Fund R3	6,059,422	4,904,236
	$30,079,790	$25,117,292

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) had net appreciation in value in 2011 and 2010, respectively, as follows:

	2011	2010
Pinnacle Financial Partners, Inc. common stock	$3,972,479	$59,466
Mutual funds	(764,313)	982,864
	$3,208,166	$1,042,330

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(5)	Related Party Transactions:

The Plan owned 1,487,329 and 1,488,443 shares of Pinnacle Financial Partners, Inc. common stock as of December 31, 2011 and 2010, respectively.

Also, certain Plan investments are shares of mutual funds managed by American Funds.  The platform to administer the Plan is operated and maintained by American Funds and, therefore, the transactions qualify as party-in-interest transactions.

Fees are charged to the participant for loans and distributions.  These fees totaled $2,182 and $1,801 for the years ended December 31, 2011 and 2010, respectively.  These fees are considered customary and reasonable for such services.

(6)	Fair Value of Financial Instruments:

ASC 820-10 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. ASC 820-10 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities as follows:

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Plan holds mutual funds and common stock with total fair value at December 31, 2011 and 2010 of $45,487,485 and $39,214,356, respectively, which are measured as Level 1 assets.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 assets at December 31, 2011 and 2010.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation.  These methodologies may result in a significant portion of the fair value being derived from unobservable data.  The Plan has no Level 3 assets at December 31, 2011 and 2010.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Tax Status

The “Basic Plan Document” was developed by the Plan’s Trustee and submitted to the Internal Revenue Service (Service) for qualifications as a “prototype” plan.  In its letter dated March 31, 2008, the Service opined that the form of this prototype plan is acceptable under Internal Revenue Code Section 401 for use by employers for the benefit of their employees.  Although a determination letter has not been requested specifically for this Plan, the Plan’s Trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8)	Plan Termination:

The Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.  Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the trust.

(9)	Risks and Uncertainties:

The Plan provides for various investment options in several investment securities and instruments.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(10)	Concentration:

At December 31, 2011 and 2010, approximately 53% and 52%, respectively, of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock.  A significant change in the stock price would have a significant effect on the financial statements.

(11)	Net Assets:

Net assets available for benefits at December 31, 2011 and 2010, include $4,414,262 and $2,351,067, respectively, of vested benefits allocated to the accounts of participants who as of December 31, 2011 and 2010, had terminated employment with the Sponsor or a subsidiary affiliate thereof.

FEIN: 62-1829917
Plan #: 001

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Investments:
*	Pinnacle Financial Partners, Inc.	1,487,329 shares of common stock	$24,020,368
	Pinnacle Participant Directed Funds:
*	American Funds 2010 Target Date Fund R3	36,214 shares	324,113
*	American Funds 2015 Target Date Fund R3	59,903 shares	537,334
*	American Funds 2020 Target Date Fund R3	76,461 shares	675,919
*	American Funds 2025 Target Date Fund R3	68,547 shares	601,156
*	American Funds 2030 Target Date Fund R3	94,654 shares	844,314
*	American Funds 2035 Target Date Fund R3	33,379 shares	295,406
*	American Funds 2040 Target Date Fund R3	10,362 shares	92,324
*	American Funds 2045 Target Date Fund R3	20,846 shares	185,321
*	American Funds 2050 Target Date Fund R3	7,952 shares	69,337
*	American Funds American Bal Fund R3RLBCX	6,394 shares	115,992
*	American Funds Capital Income Builder R3	25,149 shares	1,237,820
*	American Funds Capital World Bond Fund R3	15,104 shares	308,719
*	American Funds Capital World Growth & Income R3	19,083 shares	609,708
*	American Funds Small Cap World Fund R3	1,628 shares	52,908
*	American Funds Euro Pacific Growth Fund R3	44,014 shares	1,519,367
*	American Funds Fundamental Investors R3	26,972 shares	952,647
*	American Funds Growth Fund of America R3	40,219 shares	1,139,413
*	American Funds High Income Trust R3	9,109 shares	97,100
*	American Funds Money Market Fund R3	6,059,422 shares	6,059,422
*	American Funds US Govt Securities FD R3	2,778 shares	40,030
*	Employer Stock Awaiting Purchase Fund	68,007 shares	68,007
	Federated Max-Cap Index - K	14,972 shares	189,994
	Franklin Income Fund - R	595,612 shares	1,232,918
	Invesco Small Cap Equity Fund – R	44,463 shares	526,892
	Janus Forty Fund R	31,338 shares	947,042
	PIMCO Total Return Fund - R	89,529 shares	973,182
	PIMCO Real Return Fund - R	3,421 shares	40,334
	Victory Established Value Fund - R	68,776 shares	1,730,398
			$45,487,485
*	Notes receivable from participants	Notes, interest rates 3.25% - 7.75% due 4/2012 – 6/2040	768,898
	Total		$46,256,383

* Party-in-interest to the Plan

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC. 401(K) PLAN

/s/ Harold R. Carpenter
Harold R. Carpenter
June 20, 2012	Chief Financial Officer